DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

The following summary of the material terms of the securities of The Beauty Health Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description of the terms of our stock does not purport to be a complete summary of the rights and preferences of such securities and is subject to and qualified by reference to the full text of the Second Amended and Restated Certificate of Incorporation, including the Certificates of Amendment to the Second Amended and Restated Certificate of Incorporation and the Certificate of Correction to the Second Amended and Restated Certificate of Incorporation (as amended and corrected, the “Second Amended and Restated Certificate of Incorporation”), and Amended and Restated Bylaws (as may be amended or corrected from time to time), copies of which have been filed as exhibits to this Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”). We urge you to read our Second Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws in their entirety for a complete description of the rights and preferences of our securities. As used in this “Description of Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934,” references to the “Company,” “we,” “our” or “us” refer solely to The Beauty Health Company and not to any of its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

Authorized and Outstanding Stock

The Second Amended and Restated Certificate of Incorporation authorizes the issuance of 321,000,000 shares of capital stock, consisting of (i) 320,000,000 shares of Common Stock, consisting entirely of 320,000,000 shares of Class A Common Stock, $0.0001 par value per share (after giving effect to the conversion of each outstanding share of Class B Stock immediately prior to the closing of the Business Combination into one share of Class A Common Stock) and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share.

As of December 31, 2025, we had 127,520,823 shares of Class A Common Stock outstanding. The outstanding shares of our Common Stock are duly authorized, validly issued, fully paid and non assessable.

Common Stock

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action and are entitled to one vote per share on matters to be voted on by stockholders. The holders of Class A Common Stock shall at all times vote together as one class on all matters submitted to a vote of the holders of Common Stock.

Dividends

Subject to the rights, if any of the holders of any outstanding shares of preferred stock, holders of Common Stock are entitled to receive such dividends and other distributions, if any, as may be declared from time to time by our Board in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of Common Stock will be entitled to receive all the remaining assets of the post- combination company available for distribution to stockholders, ratably in proportion to the number of shares of Common Stock held by them, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

Our stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to our Common Stock.

Election of Directors

There is no cumulative voting with respect to the election of directors, with the result that directions will be elected by a plurality of the votes cast at a meeting of stockholders by holders of our Common Stock. Each director holds office until the next annual meeting following his or her election and until his or her successor is elected and qualified, subject to earlier death, resignation, retirement, disqualification or removal.

Preferred Stock

Our Second Amended and Restated Certificate of Incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our Board is authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board is able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects. The ability of our Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Company Convertible Notes

Convertible Senior Notes - 2026

On September 14, 2021, we issued an aggregate of $750.0 million in principal amount of our 1.25% Convertible Senior Notes due October 1, 2026 (the “2026 Notes”). The 2026 Notes were issued pursuant to, and are governed by, an indenture dated as of September 14, 2021 (the "2026 Indenture"), between the Company and U.S. Bank National Association, as trustee. Pursuant to the purchase agreement between the Company and the initial purchasers of the 2026 Notes, we granted the initial purchasers an option to purchase, for settlement within a period of 13 days from, and including, the date the 2026 Notes were first issued, up to an additional $100.0 million principal amount of 2026 Notes. The 2026 Notes issued on September 14, 2021 include the $100.0 million principal amount of 2026 Notes issued pursuant to the full exercise by the initial purchasers of such option.

The 2026 Notes are the Company’s senior, unsecured obligations and are (i) equal in right of payment with the Company’s existing and future senior, unsecured indebtedness; (ii) senior in right of payment to the Company’s existing and future indebtedness that is expressly subordinated to the 2026 Notes; (iii) effectively subordinated to the Company’s existing and future secured indebtedness, to the extent of the value of the collateral securing that indebtedness; and (iv) structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, and (to the extent the Company is not a holder thereof) preferred equity, if any, of the Company’s subsidiaries.

The 2026 Notes accrue interest at a rate of 1.25% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2022. The 2026 Notes mature on October 1, 2026, unless earlier repurchased, redeemed or converted. Before April 1, 2026, noteholders will have the right to convert their 2026 Notes only upon the occurrence of certain events. From and after April 1, 2026, noteholders may convert their 2026 Notes at any time at their election until the close of business on the second scheduled trading day immediately before October 1, 2026. The Company will settle conversions by paying or delivering, as applicable, cash, shares of its Class A Common Stock or a combination of cash and shares of its Class A Common Stock, at the Company’s election. The initial conversion rate is 31.4859 shares of Class A Common Stock per $1,000 principal amount of 2026 Notes, which represents an initial conversion price of approximately $31.76 per share of Class A Common Stock. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events. In addition, if certain corporate events that constitute a “Make-Whole Fundamental Change” (as defined in the 2026 Indenture) occur, then the conversion rate will, in certain circumstances, be increased for a specified period of time.

The 2026 Notes are redeemable, in whole or in part (subject to certain limitations described below), at the Company’s option at any time, and from time to time, on or after October 6, 2024, and on or before the 40th scheduled trading day immediately before October 1, 2026, but only if certain liquidity conditions are satisfied and the last reported sale price per share of the Company’s Class A Common Stock exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related redemption notice; and (ii) the trading day immediately before the date the Company sends such notice. However, the Company may not redeem less than all of the outstanding notes unless at least $100.0 million aggregate principal amount of notes are outstanding and not called for redemption as of the time the Company sends the related redemption notice. The redemption price will be a cash amount equal to the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, calling any 2026 Note for redemption will constitute a Make-Whole Fundamental Change with respect to that 2026 Note, in which case the conversion rate applicable to the conversion of that 2026 Note will be increased in certain circumstances if it is converted after it is called for redemption.

If certain corporate events that constitute a “Fundamental Change” (as defined in the 2026 Indenture) occur, then, subject to a limited exception for certain cash mergers, noteholders may require the Company to repurchase their 2026 Notes at a cash repurchase price equal to the principal amount of the 2026 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. The definition of Fundamental Change includes certain business combination transactions involving the Company and certain de-listing events with respect to the Company’s Class A Common Stock.

The 2026 Notes have customary provisions relating to the occurrence of “Events of Default” (as defined in the 2026 Indenture), which include the following: (i) certain payment defaults on the 2026 Notes (which, in the case of a default in the payment of interest on the 2026 Notes, will be subject to a 30-day cure period); (ii) the Company’s failure to send certain notices under the 2026 Indenture within specified periods of time; (iii) the Company’s failure to convert a 2026 Note upon the exercise of the conversion right with respect to such 2026 Note, subject to a three business-day cure period; (iv) the Company’s failure to comply with certain covenants in the 2026 Indenture relating to the Company’s ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person; (v) a default by the Company in its other obligations or agreements under the 2026 Indenture or the 2026 Notes if such default is not cured or waived within 60 days after notice is given in accordance with the 2026 Indenture; (vi) certain defaults by the Company or any of its subsidiaries with respect to indebtedness for money borrowed of at least $45,000,000; (vii) the rendering of certain judgments against the Company or any of its significant subsidiaries for the payment of at least $45,000,000, where such judgments are not discharged or stayed within 60 days after the date on which the right to appeal has expired or on which all rights to appeal have been extinguished and (viii) certain events of bankruptcy, insolvency and reorganization involving the Company or any of its significant subsidiaries.

If an Event of Default (as defined in the 2026 Indenture) involving bankruptcy, insolvency or reorganization events with respect to the Company (and not solely with respect to a significant subsidiary of the Company) occurs, then the principal amount of, and all accrued and unpaid interest on, all of the 2026 Notes then outstanding will immediately become due and payable without any further action or notice by any person. If any other Event of Default (as defined in the 2026 Indenture) occurs and is continuing, then, the trustee, by notice to the Company, or noteholders of at least 25% of the aggregate principal amount of 2026 Notes then outstanding, by notice to the Company and the trustee, may declare the principal amount of, and all accrued and unpaid interest on, all of the 2026 Notes then outstanding to become due and payable immediately. However, notwithstanding the foregoing, the Company may elect, at its option, that the sole remedy for an Event of Default (as defined in the 2026 Indenture) relating to certain failures by the Company to comply with certain reporting covenants in the 2026 Indenture consists exclusively of the right of the noteholders to receive special interest on the 2026 Notes for up to 180 days at a specified rate per annum not exceeding 1.00% on the principal amount of the 2026 Notes.

Convertible Senior Secured Notes - 2028

On May 21, 2025, we entered into privately negotiated exchange agreements (the “Exchange Agreements”) with certain holders (the “Exchanging Holders”) of the 2026 Notes (the “Existing Notes”). Pursuant to the Exchange Agreements, we exchanged and repurchased $413.2 million aggregate principal amount of the Existing Notes. Of the $413.2 million aggregate principal amount of the Existing Notes, $263.2 million principal amount were exchanged at a weighted-average price equal to 95% for $250.0 million principal amount of new 7.95% Convertible Senior Secured Notes due November 15, 2028 (the “2028 Notes”, and together with the 2026 Notes, the “Notes”), and $150.1 million principal amount were repurchased at a weighted-average price equal to 95% for $142.6 million. The exchange and repurchase resulted in a net gain of $16.6 million, which includes $3.1 million of unamortized debt issuance costs and $0.9 million of other related fees.

On May 27, 2025, we issued the 2028 Notes to the Exchanging Holders. The 2028 Notes were issued pursuant to, and are governed by, an indenture (the “2028 Indenture”), dated as of May 27, 2025, between the Company, the guarantors party thereto, and U.S. Bank Trust Company, National Association, as trustee and collateral agent.

The 2028 Notes are our senior, secured obligations and are guaranteed by certain of our subsidiaries (including our material domestic, wholly-owned subsidiaries) and are secured on a first-priority basis by substantially all assets of the Company and such guarantors, subject to certain exceptions. The 2028 Notes accrue interest at a rate of 7.95% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2025. The 2028 Notes mature on November 15, 2028 (the “Maturity Date”), unless earlier repurchased, redeemed or converted. Subject to certain restrictions, noteholders may convert their 2028 Notes at any time at their election until the close of business on the second scheduled trading day immediately before the Maturity Date. The initial conversion rate is 349.6503 shares of Class A Common Stock per $1,000 principal amount of 2028 Notes, which represents an initial conversion price of approximately $2.86 per share of Class A Common Stock. The conversion rate and conversion price is subject to adjustment upon the occurrence of certain events. We will settle conversions by paying or delivering, as applicable, cash, shares of our Class A Common Stock or a combination of cash and shares of our Class A Common Stock, at our election. In addition, if certain corporate events that constitute a “Make-Whole Fundamental Change” (as defined in the 2028 Indenture) occur, then the conversion rate will, in certain circumstances, be increased for a specified period of time.

The 2028 Notes are redeemable, in whole or in part (subject to certain limitations described below), at our option at any time, and from time to time, on or after September 1, 2028, and on or before the 40th scheduled trading day immediately before the Maturity Date, but only if certain liquidity conditions are satisfied. The redemption price will be a cash amount equal to the principal amount of the 2028 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, the calling of any 2028 Notes for redemption will constitute a Make-Whole Fundamental Change with respect to that 2028 Note, in which case the conversion rate applicable to the conversion of that 2028 Note will be increased in certain circumstances if it is converted after it is called for redemption.

If certain corporate events that constitute a “Fundamental Change” (as defined in the 2028 Indenture) occur, then, subject to a limited exception, noteholders may require us to repurchase the 2028 Notes at a cash repurchase price equal to the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. The definition of Fundamental Change includes certain business combination transactions involving the Company and certain de-listing events with respect to our Class A Common Stock.

The 2028 Notes have customary provisions relating to the occurrence of “Events of Default” (as defined in the 2028 Indenture), which include the following: (i) certain payment defaults on the 2028 Notes (which, in the case of a default in the payment of interest on the 2028 Notes, will be subject to a five business-day cure period); (ii) the Company’s failure to send certain notices under the 2028 Indenture within specified periods of time; (iii) the Company’s failure to convert a 2028 Note upon the exercise of the conversion right with respect to such 2028 Note, subject to a three business-day cure period; (iv) the Company’s failure to comply with certain covenants in the 2028 Indenture relating to the Company’s ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person; (v) a default by the Company in its other obligations or agreements under the 2028 Indenture or the 2028 Notes if such default is not cured or waived within 30 days after notice is given in accordance with the 2028 Indenture; (vi) certain defaults by the Company or any of its subsidiaries with respect to indebtedness for money borrowed of at least $15.0 million; (vii) the rendering of certain judgments against the Company or any of its significant subsidiaries for the payment of at least $15.0 million, where such judgments are not discharged or stayed within 60 days after the date on which the right to appeal has expired or on which all rights to appeal have been extinguished, (viii) certain events of bankruptcy, insolvency and reorganization involving the Company or any of its significant subsidiaries, and (ix) the Company’s failure to perfect, or otherwise become unenforceable, a lien on certain of its collateral in favor of the secured parties under the 2028 Indenture.

If an Event of Default (as defined in the 2028 Indenture) involving bankruptcy, insolvency or reorganization events with respect to the Company (and not solely with respect to a significant subsidiary of the Company) occurs, then the principal amount of, and all accrued and unpaid interest on, all of the 2028 Notes then outstanding will immediately become due and payable without any further action or notice by any person. If any other Event of Default (as defined in the 2028 Indenture) occurs and is continuing, then, the trustee, by notice to the Company, or noteholders of at least 25% of the aggregate principal amount of 2028 Notes then outstanding, by notice to the Company and the trustee, may declare the principal amount of, and all accrued and unpaid interest on, all of the 2028 Notes then outstanding to become due and payable immediately.

The 2028 Indenture also contains a number of restrictive covenants and limitations, including restrictions on our ability to incur certain indebtedness and other limitations on liens, investments and restricted payments, as further described in the 2028 Indenture.

Exclusive Forum

Our Second Amended and Restated Certificate of Incorporation requires, unless the Company consents in writing to the selection of an alternative forum, that the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or, in the event that the federal district court for the District of Delaware does not have jurisdiction, other state courts of the State of Delaware) will be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Company, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or stockholder of the Company to the Company or its stockholders, (iii) any action, suit or proceeding asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL or the Amended and Restated Bylaws or the Second Amended and Restated Certificate of Incorporation or (iv) any action, suit or proceeding asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’ s counsel.

In addition, our Second Amended and Restated Certificate of Incorporation requires, unless the Company consents in writing to the selection of an alternative forum, that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. We note, however, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Our Second Amended and Restated Certificate of Incorporation provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Anti-takeover provisions contained in our Second Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

The Second Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions include:

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
•	the ability of stockholders to remove any or all directors from the Board at any time, with or without cause, by the affirmative vote of a majority of the voting power of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class;
•	the right of our Board to elect a director to fill a vacancy created by the expansion of our Board or the resignation, death or removal of a director in certain circumstances, which prevents stockholders from being able to fill vacancies on our Board;
•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
•	a prohibition on stockholders calling a special meeting and the requirement that a meeting of stockholders may only be called by members of our Board, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;
•	the requirement that changes or amendments to certain provisions of our certificate of incorporation or bylaws must be approved by the affirmative vote of the holders of a majority of the voting power of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class; and
•	advance notice procedures that stockholders must comply with in order to nominate candidates to our Board or to propose matters to be acted upon at a meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Listing

Our common stock is listed on The Nasdaq Capital Market under the symbol, “SKIN”.